Mail Stop 3561
	April 11, 2006


James D. Thompson
Chief Executive Officer, President and Director
Golfsmith International Holdings, Inc.
11000 N. IH-35
Austin, Texas 78753-3195

          Re:	Golfsmith International Holdings, Inc.
	Registration Statement on Form S-1
	Filed March 14, 2006
	File No. 333-132414

Dear Mr. Thompson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
2. Provide us in a timely manner copies of any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.
Prospectus Summary, page 1
3. The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-K.
Please remove the "Market Opportunity," "Competitive Strengths" and
"Growth Strategy" sections from the summary since they also appear in the "Business" section in a lengthier format. Please balance your disclosure of revenues and operating income for 2005 with those items for 2004 and 2003, and provide disclosure of net income for those periods.
4. Please substantiate or delete the promotional terms and phrases appearing in the summary and throughout the prospectus. For example, we note your reference to "largest specialty retailer of golf equipment," "leading national brand," "leading Internet site," "premier national brands," "sophisticated management information systems," "strong and scalable platform" and "upscale and attractive activity-based shopping environment." Please revise these and similar statements appearing throughout your prospectus.

Risk Factors, page 8
5. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" or "harm" your business does not adequately address the potential consequences. We note the following examples:
* Our success depends on the popularity of golf, page 8

* Our success depends on our ability to compete with our existing major competitors..., page 9

* Our stores are clustered in particular areas..., page 11.
6. Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors:
* Our operating results are subject to seasonal fluctuations..., page
11.
* We rely on our management information systems..., page 13.
* An increase in the costs of mailing, paper, and printing..., page
13.
* Current and future tax regulations may adversely affect..., page
15.
7. Some of your risk factors address the same or similar risks and should be combined under one, separate subheading. For example, we note the following risk factors:

* Our growth depends primarily upon our ability to open new stores..., page 9.

* Our ability to expand our business..., page 11.
8. As currently drafted, the disclosure in some of your risk factors is too vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:
* Our comparable store sales may fluctuate..., page 12.

* There has been no prior public market for our common stock..., page
16.
In addition, please remove the disclosure on page 17 indicating analysts will cover your common stock.

We may pursue strategic acquisitions..., page 15
9. Please clearly state whether you currently have a plan or intention to acquire another business or entity.

We will incur increased costs as a result of being a public company, page 18
10. Your risk factors should discuss risks that are unique to your company or to your industry. The Sarbanes-Oxley Act`s application to all public companies does not appear to be a unique risk to your specific company. Please revise or remove.

Use of Proceeds, page 20
11. Please include pro forma financial information reflecting the receipt and application of offering proceeds required by Article 11 of Regulation S-X.
12. We note disclosure indicating that the actual amount you use to retire the notes and repay indebtedness outstanding may increase to the extent the accreted value of outstanding indebtedness on the date of retirement or repayment exceeds such amounts as of February 28, 2006. Please update this disclosure to the most recent practicable date.
Management`s Discussion and Analysis, page 26

Overview, page 26
13. Please provide a balanced discussion of your past operating results and history of operating losses and your recent revenue growth and profitability. Please also provide a more balanced discussion of material opportunities, risks and challenges in both the short and long term and the actions you are taking to address them. Please see SEC Release 33-8350.
14. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss in greater detail the evolving trends in the golf industry, the nature of your competition and the consumer demands for specific products in the geographical markets where you operate. Please refer to SEC Release No. 33-8350.

Industry Trends, page 26
15. Please provide us with statistical information you cite from the
National Golf Foundation and from Golf Datatech appearing on page
34.
Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Revenue Recognition, page 28
16. Please describe your relationship to the Harvey Penick Golf Academy and disclose how you derive revenues from this entity.




Results of Operations, page 32
17. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify in dollars, where possible, the incremental impact of each individual business reason on the overall change.
For
example, please quantify significant changes in:

* cost elements included in cost of products sold, such as merchandise and distribution costs and vendor allowances, within your analysis and discussions of gross profit; and

* variable and fixed expenses included in selling, general and administrative expenses, such as labor, occupancy, advertising and corporate costs, within your analysis and discussions of selling, general and administrative expenses.

In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, please provide a more informative analysis of changes in vendor allowances, interest and selling, general and administrative expenses. Please refer to
Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 35
18. Please discuss the anticipated effect, if any, the public offering will have on future compliance with the financial covenants described in this section.

Contractual Obligations, page 38
19. Since the contractual obligations table is aimed at increasing transparency of cash flow, we believe interest payments on long-term debt should be included in the table. Please do so. See Item
303(a)(5) of Regulation S-K.

Business, page 41

Market Opportunity, page 42
20. Please provide support for the qualitative and comparative statements appearing under this caption and elsewhere in this section, including the statistical information appearing under the caption Industry Overview beginning on page 57. For example, we note the statement that you estimate the golf retail market that you target represented over $6 billion in sales in the United States in
2005. We also note your citation to the United States Tennis Association and Tennis Industry Association. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

Differentiated in-store experience, page 43
21. Please describe the "ball launch monitor technology" and "tennis tunnels."

Store Design, page 48
22. We note disclosure indicating you currently operate larger and smaller stores, based on your historical store base. Please explain this statement.

Purchasing and Distribution, page 55
23. Please tell us the basis for your belief that you maintain strong relationships with your vendors in the industry and that these relationships provide you with certain competitive advantages.

Legal Proceedings, page 60
24. You indicate that the ultimate resolution of outstanding legal proceedings and claims will not have a material adverse impact on your financial position, liquidity or results of operations. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these contingent liabilities, please disclose the nature of the contingency and provide an estimate of loss or range of loss or state that such an estimate cannot be made.
Please also include similar disclosure in the notes to your financial statements. See SFAS 5 and SAB Topic 5:Y.

Management, page 61
25. Please provide Mr. Hardy`s work experience from 2000 until May 2002. See Item 401 of Regulation S-K.






Certain Relationships and Related Party Transactions, page 73

Merger Agreement, page 73
26. Please refer to comment 11 in our letter dated October 15,
2004
regarding our review of Form S-1 filed on July 7, 2004. We understand that you paid a $1.3 million closing fee to First Atlantic
Capital, Ltd. that was included in the purchase price consideration allocated to the fair value of acquired assets and liabilities. Please explain to us why you believe the closing fee is a direct cost of the merger as opposed to an indirect or internal cost requiring expense treatment. Please refer to paragraph 24 of SFAS 141.

Management Consulting Agreement, page 73
27. Please disclose the amount of fees First Atlantic Capital will receive upon your initial public offering.

Consulting Agreement, page 76
28. Please describe more specifically the consulting services to be provided by Mr. Mondry. We also note a Form 8-K filed on April 7, 2006 indicating you have entered into a consulting agreement with Thomas Hardy. Please describe the consulting services to be provided by Mr. Hardy.

Principal Stockholders, page 77
29. We note footnotes (4), (5), (6) and (7) to the table. Please clarify why you have excluded the equity units that entitle the holder to the number of shares indicated in these footnotes.
Please
disclose any restrictions in the stock units.

Description of Capital Stock, page 79
30. The statement that "all outstanding shares of our common stock will be legally issued, fully paid and non-assessable" is a legal opinion you are not qualified to make. Either attribute this statement to counsel or delete it.

Certain U.S. Federal Tax Considerations for Non-U.S. Holders, page
84
31. Please delete the term "certain" from the caption and the last paragraph appearing on page 87.



Underwriting, page 88
32. We note your disclosure that after the initial public offering, the public offering price, concession and discount may be changed. Please explain how any change in the offering price and/or other selling terms would be reflected in the prospectus. For example, disclose whether a post-effective amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms. We may have additional comment after reviewing your response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting
Policies

Reclassifications, page F-8
33. Please tell us the facts and circumstances that support your classification of bank overdrafts as a reduction of cash as opposed to a liability. If applicable, please describe the terms of your bank agreement including terms regarding rights of setoff. In any event, please tell us why you believe that the reclassification of bank overdrafts should not be disclosed as a correction of an error in accordance with APB 20.

Inventories, page F-9
34. Please refer to comment 10 in our letter dated October 15,
2004
regarding our review of Form S-1 filed on July 7, 2004. We understand that you reserve for shrink and obsolete inventories using a rate established by management. Please confirm to us that inventory reserves established against specific inventory items are relieved through income only when the inventory is sold and not based on changes in management judgment. Please refer to footnote 2 to Statement 3 of Chapter 4 of ARB 43.

Operating Leases, page F-10
35. Please tell us whether the date you take possession of leased space represents the inception of the lease as defined in paragraph
5(b) of FAS 13. Please also tell us your basis for classifying sublease income as a reduction of rent expense. Refer to paragraph
19(b) of FAS 13.


Foreign Currency Translation, page F-11
36. Please tell us your basis for classifying foreign currency transaction gains and losses as non-operating expense in your statements of operations. Unless Rule 5-03.7 of Regulation S-X expressly permits classification of an item as non-operating, the presumption is that the item should be classified as an operating item. Thus, absent compelling evidence that income and losses on your foreign currency transactions are unrelated to transactions made during the ordinary course of your operations, we believe that the gains and losses should be classified in operating income. Please revise or tell us why you believe your current classification is appropriate.

Revenue Recognition, page F-11
37. We note that you recognized $0.9 million of gift card breakage in revenue during the fourth quarter of fiscal 2005. Please tell us your basis for recognizing breakage as revenue as opposed to a gain classified as other income.
38. You disclose that gift card breakage is based on the redemption recognition method whereby breakage is recognized as revenue as the gift cards are used and that the gift card breakage rate is based upon historical redemption patterns. You also disclose that you recognize gift card breakage 48 months after the gift card sale date representing remaining outstanding balances that are not required to be remitted to the relevant jurisdiction as you deem the likelihood of redemption to be remote, which is consistent with your disclosure on page 28. Please provide us a summary of your historical gift card breakage pattern and your calculation of your estimated gift card breakage rate. Please also tell us whether you are recognizing breakage ratably over the two-year breakage period as gift cards are used or only at the end of the two-year breakage period. In addition, please clarify your disclosure regarding recognition of breakage as the gift cards so that the disclosures on pages 28 and F-
12 are consistent.

Segments, page F-15
39. We note that you sell a broad assortment of golf and tennis brands and products, including premier and proprietary branded golf equipment, apparel and footwear, golf balls, accessories and racquets and provide various services. Please disclose information about products and services in accordance with paragraph 37 of SFAS 131 or tell us why you believe such disclosure is not required. Please also disclose the factors used to identify reportable segments as required by paragraph 26 of SFAS 131.


Note 8. Guarantees, page F-21
40. We note your disclosure that Golfsmith does not have any independent operations, assets, or liabilities other than its investment in its wholly owned subsidiaries. Considering that Golfsmith completed the offering of your senior secured notes, we would expect Golfsmith to have recorded, at a minimum, assets from the debt proceeds, debt, and intercompany receivables/payables.
As
such, please tell us in detail why Golfsmith does not have any independent assets or operations. Please also tell us and disclose whether each of the subsidiary guarantors of the senior secured notes is 100% owned by Golfsmith. If you indicate that Golfsmith has independent assets or operations or that each subsidiary guarantor is not 100% owned, please provide the information and disclosures required by Rule 3-10(f) of Regulation S-X.
41. We note from the description of the senior secured notes in Form
S-4 that the capital stock of domestic and foreign subsidiaries serve as collateral for the notes. Please tell us whether any of the securities of such affiliates constitute a substantial portion of the collateral as defined in Rule 3-16 of Regulation S-X. If so, please provide the financial statements of each affiliate whose securities constitute a substantial portion of the collateral.
Exhibits
42. Please file all required exhibits, such as the form of underwriting agreement and the legal opinion, in a timely manner so that we may have adequate time to review them before you request effectiveness of your registration statement.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



	You may contact Andrew Blume at (202) 551-3254 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

						Sincerely,




						H. Christopher Owings
						Assistant Director

cc:	Mark Mandel, Esq.
	White & Case LLP
	Fax: (212) 354-8113










































James D. Thompson
Golfsmith International Holdings, Inc.
April 11, 2006
Page 1